UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CRYSTALLEX INTERNATIONAL CORPORATION.
(Name of Issuer)

          Common Stock, no par value
(Title of Class of Securities)

             22942F101
(CUSIP Number)

           June 30, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.: 22942F101	Page 2 of 9 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 19,933,750 (1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 19,933,750 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,933,750 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.3% based on 372,750,929 shares outstanding as of June 18, 2010. (1)
12.	Type of Reporting Person: CO, IA

(1)  This amount includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of certain warrants.

SCHEDULE 13G

CUSIP No.: 22942F101	Page 3 of 9 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 19,933,750 (1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 19,933,750 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,933,750 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.3% based on 372,750,929 shares outstanding as of June 18, 2010. (1)
12.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of certain warrants.

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:
Crystallex International Corporation. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: 18 King Street Suite 1210 Toronto, Ontario A6 M5C 1C4 Canada
Item 2(a).	Name of Person Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i) West Face Capital, Inc. (“West Face”); and ii) Gregory A. Boland (“Mr. Boland”).

This Statement relates to the Shares (as defined herein) held for the accounts of each of West Face Long Term Opportunities Global Master L.P., a Cayman Islands Limited Partnership ("WFGM"), West Face Long Term Opportunities Master Fund L.P., a Cayman Islands Limited Partnership (“WFMF”), West Face Long Term Opportunities (USA) Limited Partnership, a Delaware Limited Partnership (“WFLP”), and West Face Long Term Opportunities Limited Partnership (“WFCLP”), a Canadian Limited Partnership.  West Face serves as investment manager to each of WFGM, WFMF, WFLP and WFCLP.  West Face (Cayman 2) Inc. serves as the General Partner of WFGM.  West Face (Cayman) Inc. serves as the General Partner of WFMF.  West Face Capital LLC serves as the General Partner of WFLP.  West Face General Partner Inc. serves as the General Partner of WFCLP.  Mr. Boland serves as a director of West Face (Cayman 2) Inc., West Face (Cayman) Inc., West Face Capital LLC, and West Face General Partner Inc.  Mr. Boland is also President and Chief Executive Officer of West Face.  In such capacity, Mr. Boland may be deemed to have voting and dispositive power over the Shares held for each of  WFGM, WFMF, WFLP and WFCLP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.

Item 2(c).	Citizenship: 1) West Face is a Canadian company; and 2) Mr. Boland is a citizen of Canada.
Item 2(d).	Title of Class of Securities: Common Shares (the “Shares”)
Item 2(e).	CUSIP Number: 22942F101

Page 5 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

This amount consists of: (A) 18,000,000 Shares held for the account of WFGM; (B) 1,062,750 Shares held for the account of WFMF; (C) 658,000 Shares held for the account of WFLP; and (D) 213,000 Shares held for the account of WFCLP.

Item 4(b)	Percent of Class:

The number of Shares of which each of West Face and Mr. Boland may be deemed to be the beneficial owner constitutes approximately 5.3% of the total number of Shares outstanding (based upon information provided by the Issuer, there were 294,817,179 shares outstanding as of June 18, 2010.  Reporting Persons understand that as of June 30, 2010, the Issuer issued an additional 70,000,000 Shares. Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentages of beneficial ownership Reporting Persons have added 7,933,750 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons may be entitled to obtain upon the exercise of certain warrants.

Item 4(c)	Number of Shares of which such person has:

West Face and Mr. Boland:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	19,933,750
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	19,933,750

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: This Item 7 is not applicable

Item 8.	Identification and Classification of Members of the Group:

Page 6 of 9 Pages

See disclosure in Item 2 hereof.
Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.
Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2010	WEST FACE CAPITAL INC.

By: __/s/ John Maynard
Name: John Maynard
Title: Chief Financial Officer

Date: July 14, 2010	GREGORY A. BOLAND
By: ___/s/ Gregory A. Boland

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated July 14, 2010 by and among West Face Capital Inc. and Gregory A. Boland…………………………………………..	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Crystallex International Corporation dated as of July 14, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: July 14, 2010	WEST FACE CAPITAL INC

By: __/s/ John Maynard
Name: John Maynard
Title: Chief Financial Officer

Date: July 14, 2010	GREGORY A. BOLAND

By: _/s/ Gregory A. Boland